Austin Atlantic Asset Management Co.

May 19, 2020

System Two Advisors L.P
47 Maple Street
Summit, New Jersey

Ladies and Gentlemen:

Reference is made to the Discretionary Investment Sub-Advisory Agreement between us dated as of June 17, 2019, as amended (the “Agreement”). This letter serves to amend Sections 14 and 19 of the Agreement as stated below.

1.       Section 14 of the Agreement is replaced entirely with the following:

Term, Renewal, and Termination. The term of this Agreement shall be two (2) years, commencing as of the Effective Date set forth above, provided that it shall have been approved by a vote of the majority of the outstanding voting securities of the Fund. This Agreement shall continue in effect for successive one year terms, provided that such continuance is specifically approved at least annually (a) by the vote of a majority of those members of the Trust’s Board of Trustees who are not parties to this Agreement or interested persons of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval, or otherwise, as permitted by the 1940 Act, rules, interpretations or exemptive relief thereunder, and (b) by the vote of the majority of the Trust’s Board of Trustees or by the vote of a majority of the outstanding voting securities of the Fund in accordance with the provisions of the 1940 Act and rules interpretations or exemptive relief thereunder. Notwithstanding the foregoing, this Agreement may be terminated at any time on sixty (60) days' advance written notice, without the payment of any penalty, by the Trust (by vote of the Trust’s Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund) or by AAAMCO or S2. This Agreement shall immediately terminate, without payment of penalty, (a) in the event of its assignment, or (b) in the event the Investment Advisory Agreement between AAAMCO and the Trust, on behalf of the Fund, is assigned or terminates for any other reason. In addition, the Trust or AAAMCO has the right to terminate this Agreement upon immediate notice if S2 becomes statutorily disqualified from performing its duties under this Agreement or otherwise is legally prohibited from operating as an investment adviser. This Agreement will also terminate upon written notice to the other party that the other party is in material breach of this Agreement, unless the other party in material breach of this Agreement cures such breach to the reasonable satisfaction of the party alleging the breach within thirty (30) days of written notice. As used in this Agreement, the terms “majority of the outstanding voting securities”, “interested persons”, and “assignment” shall have the same meanings as ascribed to such terms in the 1940 Act. If this Agreement is terminated, other than for cause, AAAMCO will pay to S2 a prorated portion of the fees specified in Section 7 calculated to the date of termination.

2.       Section 19 of the Agreement is replaced entirely with the following:

Amendment of this Agreement. No provision of this Agreement may be changed, waived, discharged or terminated orally, and no amendment of this Agreement shall be effective until approved by the Trustees, including a majority of the trustees who are not interested persons of the Investment Adviser or of the Trust, cast at a meeting called for the purpose of voting on such approval, and (if required under interpretations of the 1940 Act by the Commission or its staff) by vote of the holders of a majority of the outstanding voting securities of the Fund.

Please indicate your acceptance of the foregoing by executing two copies of this Letter Agreement, returning one to the Trust and retaining one copy for your records.

Sincerely,

Austin Atlantic Asset Management Co.

By:	/s/ Sean Kelleher

Name:	Sean Kelleher

Title:	President

Accepted:

System Two Advisors L.P

By:	/s/ Anupam Ghose

Name:	Anupam Ghose

Title:	CEO